Exhibit 21.1
Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Globe Intermediate Corp.	Delaware
GOBP Holdings, Inc.	Delaware
GOBP MidCo, Inc.	Delaware
Grocery Outlet, Inc.	California
Amelia’s, LLC	Delaware